EXECUTION VERSION

PORTIONS OF THIS COINSURANCE AGREEMENT HAVE BEEN EXCLUDED, WHERE EACH SUCH PORTION IS (A) NOT MATERIAL AND (B) WOULD LIKELY CAUSE COMPETITIVE HARM TO PHL VARIABLE INSURANCE COMPANY IF PUBLICLY DISCLOSED

COINSURANCE AGREEMENT

between

PHL VARIABLE INSURANCE COMPANY

(“Cedent”)

and

CONCORD RE, INC.

(“Captive”)

Effective Date: October 1, 2019

Exhibits

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

i

This coinsurance agreement (this “Agreement”) is made and entered into by and between PHL Variable Insurance Company, a Cedent Domicile-domiciled insurance company (“Cedent”) and Concord Re, Inc., a Captive Domicile-domiciled special purpose financial captive insurance company (“Captive”). Cedent desires to cede, and Captive desires to reinsure, on and after the Effective Date, the Quota Share of the Policy Claims, subject to the terms and conditions stated herein. This Agreement is an indemnity reinsurance agreement and the performance of the obligations of each party under this Agreement shall be rendered solely to the other party.

ARTICLE 1

DEFINITIONS

1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

(a) “Additional Consideration” has the meaning set forth in Section 4.06.

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

(c) “Advance Payments” has the meaning set forth in Section 5.05.

(d) “Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with, the Person specified.

(e) “Agreement” has the meaning set forth in the preamble.

(f) “Allowances” means, for any Reporting Period, an amount equal to the Quota Share of the costs (direct and indirect) which the Cedent incurs in connection with the maintenance, claims and accounting administration of the Claimable Policies.

(g) “Applicable Authority” means, with respect to Captive, Cedent or Retrocessionaire, as the case may be, the insurance department or similar insurance regulatory or administrative authority or agency of the jurisdiction in which such Person is domiciled.

(h) “Applicable Quarter” means the most recently completed Reporting Period.

(i) “Arbitration Confidential Information” has the meaning set forth in Section 11.01(d).

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

(k) “Asset Valuation Reserve” means, as of any date of determination, the asset valuation reserve as reported on line 24.01 in the most recent statutory financial statements filed by Cedent with the Cedent Domicile (or, if the line number is changed, the successor line number to such line number).

(l) “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York, New York, the Retrocessionaire Domicile, the Captive Domicile or the Cedent Domicile are authorized or required by Law to remain closed.

(m) “Business Plan” means the Business Plan of Captive as filed with the Applicable Authority.

(n) “Captive” has the meaning set forth in the preamble.

(o) “Captive Domicile” means the State of Connecticut.

(p) “Cedent” has the meaning set forth in the preamble.

(q) “Cedent Domicile” means the State of Connecticut.

(r) “Cedent Letter Agreement” means the letter agreement between Cedent and Retrocessionaire, dated as of the date of this Agreement.

(s) “Certificate of Authority” means the Certificate of Authority in respect of Captive.

(t) “Claimable Policies” means, as of any date of determination, all Policies that were inforce as of the last day of the immediately prior Reporting Period.

(u) “Closing Date” means December 16, 2019.

(v) “Code” means the Internal Revenue Code of 1986, as amended.

(w) “Commissions” means, for any Reporting Period, an amount equal to the Quota Share of all commission amounts accrued by the Cedent with respect to the Policies for the Reporting Period corresponding to the applicable Settlement Date.

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

(y) “Collateral” has the meaning set forth in Section 4.07(b).

(z) “Consent” means prior written consent of a party.

(aa) “Constituent Documents” means, with respect to any entity, the certificate of incorporation, bylaws, or equivalent constituent documents of such entity, and additionally, solely when used in relation to Captive, the Business Plan, and the Certificate of Authority.

(bb) “Control” means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

(cc) “Custodian” means JPMorgan Chase Bank, N.A., as custodian of the Surplus Account.

(dd) “Custody Agreement” means the Domestic Custody Agreement between Captive and the Custodian, dated as of December 4, 2019.

(ee) “Delinquency Rate” means an annual interest rate equal to 2% per annum.

(ff) “Dollars” or “$” means the lawful money of the United States of America.

(gg) “Effective Date” means October 1, 2019.

(hh) “Existing Reinsurance” means the reinsurance provided to Cedent under the Existing Reinsurance Agreements that cover Policies, as in effect from time to time on and after the Effective Date.

(ii) “Existing Reinsurance Agreements” means the reinsurance agreements listed on Exhibit A and any other reinsurance agreements entered into after the date hereof and consented to by the Captive in accordance with Section 3.06(b).

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

(qq) “Governmental Authority” means the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, administrative tribunal, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including (i) any supra-national bodies such as the European Union or the European Central Bank and (ii) the Applicable Authorities.

(rr) “Improper Deficiencies Account” means, as of any date of determination, an amount equal to any Improper Deficiencies plus interest thereon accruing each Reporting Period at an annual rate of the Delinquency Rate.

(ss) “Improper Deficiency” means any of (i) an Improper Surplus Account Payment, (ii) an Improper XOL Payment; or (iii) an Improper Funds Withheld Withdrawal.

(tt) “Improper Funds Withheld Withdrawal” has the meaning set forth in Section 5.01(c).

(uu) “Improper Surplus Account Payments” means any amounts dispersed from the Surplus Account in violation of the Priority of Payments.

(vv) “Improper XOL Payment” means any previously paid XOL Payment which was determined, and to the extent thereof, to have been paid in error and which has not been reimbursed to Retrocessionaire.

(ww) “Initial Funds Withheld Amount” has the meaning set forth in Section 4.01(a).

(xx) “Insurance Regulator” means, with respect to a Person, as the case may be, the insurance department or similar insurance regulatory or administrative authority or agency of the jurisdiction in which such Person is domiciled.

(yy) “Interest Maintenance Reserve” means, as of any date of determination, the interest maintenance reserve as reported on line 9.4 in the most recent statutory financial statements filed by Cedent with the Cedent Domicile (or, if the line number is changed, the successor line number to such line number).

(zz) “Investment Guidelines” means the Investment Guidelines attached to the Investment Management Agreement (Captive) or Investment Management Agreement (Cedent), as applicable.

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

(ddd) “Law” means any domestic or foreign federal, state or local constitution, treaty, statute, ordinance, code, law, regulation, order, rule, judgment, decree, injunction, directive, and any judicial or administrative interpretation or application of, or regulatory interpretation taken by, any Governmental Authority, or decision under or provision of, any of the foregoing.

(eee) “Non-Guaranteed Elements” means any non-guaranteed premium or other element within a Policy which may be changed at the discretion of the Cedent, including cost of insurance charges, loads and expense charges, credited interest rates, indexed account parameters, interest bonuses, loan interest rates and other loan terms, policyholder dividends, mortality and expense charges, administrative expense risk charges, variable premium rates and variable paid-up amounts, settlement option rates and renewal rates.

(fff) “Nonpayment Date” has the meaning set forth in Section 7.01.

(ggg) “Permitted Expenses” means the administrative and operating fees and expenses due and payable by Captive under the Transaction Documents.

(hhh) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(iii) “Policies” means each insurance policy, contract, binder, slip or other agreement of insurance contract written, issued or assumed by the Cedent, including all supplements, endorsements, riders and cover notes thereto, all amendments and extensions thereof and all ancillary agreements entered into in connection therewith, in each case, written, issued or assumed prior to the date hereof, and conversions thereof to the extent provided in accordance with Article 6.

(jjj) “Policy Claim” means the Quota Share of all liabilities of the Cedent incurred under or arising out of the Policies, including, without duplication, all (i) death benefits (including accelerated death benefits), (ii) endowment benefits, (iii) policy loans, (iv) withdrawals of cash value, (v) cash surrender values, (vi) disability benefits, (vii) waived premium, (viii) policyholder dividends, (ix) annuitizations, (x) guaranteed living withdrawal benefits, (xi) other rider benefits and (xii) all liabilities for compensatory, consequential, exemplary, punitive or other special or similar damages (including, without limitation, obligations in excess of policy limits), which relate to or arise in connection with, but not arising under the express terms and conditions of, the Policies and any settlement, defense or investigation costs incurred in connection with the Policies, any alleged or actual act, error, omission or other event in connection with the handling of any claim under any of the Policies or in connection with the sales, marketing, underwriting, issuance, delivery, use of modal premiums or premium financing, cancellation or administration of any of the Policies, in each case, to the extent incurred prior to, at or after the Effective Date, including, as applicable, with respect to each of the foregoing items (i) through (xii), all interest thereon and all unclaimed property liabilities in connection therewith (including all unclaimed property liabilities in connection with the depletion of account values through the application of a non-forfeiture or similar policy option), and with respect to such liabilities, in each case, (x) net of liabilities accrued under Existing Reinsurance, and (y) accrued in respect of any Claimable Policy in a Reporting Period, so long as each such Policy Claim was required to be paid pursuant to the terms of the relevant Policy.

(kkk) “Premium Tax” means, for any Reporting Period, an amount equal to the Quota Share of all premium taxes and other charges, fees, Taxes and assessments, including retaliatory Taxes, incurred or imposed in connection with premiums written or received under the Policies for the Reporting Period corresponding to the applicable Settlement Date.

(lll) “Priority of Payments” means the following purposes, in the following order and to the extent of the Available Capital: (i) for the payment of any Taxes due and payable by Captive to a Governmental Authority as of such date, other than payments due and payable by Captive under the Tax Agreement as described in clause (viii) below; (ii) for the reimbursement of any Improper XOL Payments; (iii) for the payment of any Funds Withheld Settlements due and payable by Captive to Cedent under this Agreement at such time; (iv) for the payment of XOL Premium due to Retrocessionaire; (v) for the payment of any indemnity or other amount due and payable to Retrocessionaire under the XOL Agreement; (vi) for the payment of Permitted Expenses that are due and payable on such date; (vii) to the extent that all foregoing clauses have been satisfied in full, for the payment of any remaining amounts due and payable by Captive as of such date other than under the Tax Agreement; (viii) to the extent that all foregoing clauses have been satisfied in full, for the payment of any amounts due and payable by Captive as of such date under the Tax Agreement; and (ix) to the extent that all foregoing clauses have been satisfied in full, for the payment of dividends, subject to the requirements of Section 5.01(q) of the XOL Agreement.

(mmm) “Quota Share” means 100%.

(nnn) “Recapture” has the meaning set forth in Article 8.

(ooo) “Regulatory Minimum” means the amount equal to the statutory minimum capital required by the Applicable Authority of Captive as of the Closing Date.

(ppp) “Reporting Period” means each calendar quarter during the term of this Agreement, except that the first Reporting Period shall commence on the Closing Date, retroactive to the Effective Date, and end on the last day of such calendar quarter and the last Reporting Period shall commence on the first day of the calendar quarter in which the Termination Date occurs and end on the Termination Date.

(qqq) “Reporting Period Report” has the meaning set forth in Section 5.03.

(rrr) “Required Approvals” means the regulatory approvals required by the Captive Domicile, the Cedent Domicile and the Retrocessionaire Domicile in order to give effect to all Transactions, including (i) the approval of the Business Plan and issuance of the Certificate of Authority by Captive’s Applicable Authority and the approval or non-disapproval of the Investment Management Agreement (Captive) and the Services Agreement by Captive’s Applicable Authority, (ii) the approval or non-disapproval of this Agreement by Cedent’s Applicable Authority and the approval or non-disapproval of the Investment Management Agreement (Cedent) and the Tax Agreement by Cedent’s Applicable Authority and (iii) the approval or non-disapproval of the XOL Agreement by Retrocessionaire’s Applicable Authority.

(sss) “Retrocessionaire” means Nassau Re (Cayman) Ltd., a Cayman Islands exempted company.

(ttt) “Retrocessionaire Domicile” means the Cayman Islands.

(uuu) “SAP” means Statutory Accounting Principles, which, with respect to Cedent, Captive or Retrocessionaire, as the case may be, are the accounting procedures and practices prescribed or permitted by the Applicable Authority.

(vvv) “Separate Accounts” means the separate accounts of the Cedent to the extent relating to the Separate Account Policies.

(www) “Separate Account Policies” means those separate account insurance policies, contracts, binders, slips or other agreements of insurance included within the definition of Policies.

(xxx) “Separate Account Policy Claims” means all Policy Claim liabilities of Cedent that are reflected in the Separate Accounts and that relate to the Separate Account Policies, including amounts transferred from the Separate Accounts to the general account of the Cedent pending distribution to beneficiaries of the Separate Account Policies.

(yyy) “Separate Account Net Policyholder Transfers” means the amount with respect to the Policies as would be reflected in the line item ‘Net transfers to Separate Account, Segregated Accounts and Protected Cell Account’ for the Accounting Period (Page 5, Column 1, Line 1) in the most recent statutory financial statements filed by Cedent with the Cedent Domicile or, if the page or line number is changed, the successor page or line number to which referenced item

(zzz) “Services Agreement” means the Services Agreement, entered into as of the date hereof, between Captive and The Nassau Companies of New York.

(aaaa) “Settlement Date” has the meaning set forth in Section 5.02.

(bbbb) “Statutory Penalties” means amounts awarded as a penalty under or pursuant to a statute; provided that, for the avoidance of doubt, “Statutory Penalties” do not include statutory interest on payments of Policy Claims.

(cccc) “Statutory Reserves” means, for any Reporting Period, the Quota Share of an amount equal to the result of (i) through (v) below, each with respect to the Policies and each as would be reflected in the line items referenced below in the most recent statutory financial statements filed by Cedent with the Cedent Domicile (or, if the page, column or line number is changed, the successor page, column or line number to such referenced item), without giving effect to the reinsurance under this Agreement, where:

(i) ‘Aggregate reserve for life contracts’ for the Accounting Period (Page 3, Column 1, Line 1); plus

(ii) ‘Liability for deposit-type contracts’ for the Accounting Period (Page 3, Column,1, Line 3); plus

(iii) ‘Contract Claims: Life’ for the Accounting Period (Page 3, Column 1, Line 4.1). minus

(iv) ‘Deferred Premiums’ as reported within ‘Deferred premiums, agents’ balances and installments booked but deferred and not yet due’ for the Accounting Period (Page 2, Column 3, Line 15.2); minus

(v) ‘Contract loans’ for the Accounting Period (Page 2, Column 3, Line 6).

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

(eeee) “Surplus Account” means the segregated securities account registered in the name of Captive and established and maintained with the Custodian pursuant to the terms of the Custody Agreement at the Custodian’s office located in New York.

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

(gggg) “Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, charges, withholdings, assessments, fees or other charges imposed by any Governmental Authority including penalties, interest and additions to tax. For the avoidance of doubt, Taxes shall include any tax imposed by Section 1441 and 1442 of the Code, by Section 4371 of the Code or by Section 1471 through 1474 of the Code, or any Law or agreement implementing Section 1471 through 1474 of the Code, and any comparable provisions of a U.S. state or local or non-U.S. jurisdiction.

(hhhh) “Termination Amount” means the Funds Withheld Settlement for the Termination Period.

(iiii) “Termination Date” means, as applicable, the date on which this Agreement terminates or on which a Recapture becomes effective.

(jjjj) “Termination Period” means the Reporting Period, or portion thereof, in which the Termination Date falls.

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

(llll) “Transactions” means the transactions contemplated by this Agreement and the XOL Agreement.

(mmmm) “UCC” has the meaning set forth in Section 4.07(c)(i).

(nnnn) “XOL Agreement” means the excess of loss reinsurance agreement entered into on the date hereof between Captive and Retrocessionaire.

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

1.02 Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”, the words “to” and “until” each mean “to but excluding”, and the word “through” means “to and including”. Unless the context requires otherwise or unless specifically stated herein to the contrary: (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (but only to the extent such amendments, restatements, supplements or modifications are effected in accordance with the terms hereof and thereof), (b) any definition of or reference to any statute, rule or regulation shall be construed as referring thereto as from time to time amended, supplemented or otherwise modified (including by succession of comparable successor Laws), (c) any reference herein to any Person shall be construed to include such Person’s successors and assigns (subject to any restrictions on assignment set forth herein) and, in the case of any Governmental Authority, any other Governmental Authority that shall have succeeded to any or all functions thereof, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties.

1.03 Accounting Terms. Unless otherwise specified herein, all accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data required to be calculated and/or submitted pursuant to this Agreement shall be prepared in conformity with SAP, applied in a manner consistent with that used in preparing the most recent audited statutory financial statements of Cedent, as filed with the Cedent Domicile Insurance

1.04 Days/Times of Day. Unless otherwise specified, (a) all references herein to a day shall be references to a calendar day, and (b) all references herein to times of day shall be references to Eastern Time (daylight or standard, as applicable).

ARTICLE 2

BASIS OF REINSURANCE

2.01 Basis. Subject to the terms and conditions set forth in this Agreement, Cedent hereby cedes and Captive hereby reinsures, the obligation to pay the Quota Share of Policy Claims (a) with respect to all Policies other than Separate Account Policies, on a coinsurance basis, and (b) with respect to all Separate Account Policies, (x) on a coinsurance basis with respect to the general account insurance liabilities and obligations arising under the Separate Account Policies and (y) on a modified coinsurance basis with respect to the Separate Account Policy Claims.

ARTICLE 3

LIABILITY

3.01 Effectiveness. Subject to the terms and conditions set forth in this Agreement, Captive’s liability for reinsurance of the Policy Claim shall begin on the date of issue of each Policy.

3.02 Termination of Liability. All of Captive’s liability with respect to a Policy shall terminate on the earliest of (a) the date on which Cedent’s contractual liability for such Policy terminates and all amounts due Cedent under this Agreement with respect to such Policy have been paid, (b) the Termination Date or (c) the date on which such Policy is surrendered or is treated as having been surrendered pursuant to the terms of this Agreement.

3.03 Excluded Liabilities. Notwithstanding anything in this Agreement to the contrary, in no event shall Captive have any liability for or be obligated to indemnify Cedent for: (a) any liabilities or losses relating to benefits other than those required to be paid to the policyholder by Cedent under the terms of the Claimable Policies; (b) any liabilities or losses arising as a result of any non-contractual replacements or changes treated as surrenders pursuant to Article 6; or (c) Statutory Penalties.

3.04 Claims. For each Reporting Period, pursuant to the Funds Withheld Settlement, Captive shall pay to Cedent an amount equal to the Policy Claims for such Reporting Period.

3.05 Non-Guaranteed Elements. The Cedent will be solely responsible for determining Non- Guaranteed Elements, and shall consult with Captive periodically (but no less frequently than quarterly) on the setting of the Non-Guaranteed Elements, including with respect to litigation settlements impacting Non-Guaranteed Elements; provided, that in light of the Quota Share, Captive may provide written recommendations regarding the Non-Guaranteed Elements to the Cedent and, provided that such recommendations are in accordance with the terms of the Policies and applicable Law, if the Cedent does not follow such recommendations, then, the Cedent shall compensate Captive for any losses arising out of the Cedent’s failure to follow such reasonable recommendations of Captive.

3.06 Existing Reinsurance.

(a) Cedent shall not, other than the renewal or extension of Existing Reinsurance Agreements in the ordinary course of business or at Captive’s written direction, in which case Cedent shall follow such written direction from Captive, amend, restate, modify, supplement, assign, terminate, hypothecate, subordinate, discharge or otherwise alter or waive, or consent to amendment, restatement, modification, supplement, assignment, termination, hypothecation, subordination, dischargement or other alteration or waiver of any obligations of under any Existing Reinsurance Agreement without the Captive’s prior written consent and subject to obtaining the approval or non-disapproval of the Applicable Authority of Cedent.

(b) Following the date hereof, Cedent shall not enter into any reinsurance contract covering any of the Policies without the Captive’s prior written consent and subject to obtaining the approval or non-disapproval of the Applicable Authority of Cedent. To the extent Cedent has obtained the approval or non-disapproval of the Applicable Authority of Cedent and Captive provides its written consent to Cedent to enter into any such reinsurance contract covering any of the Policies following the date hereof, such reinsurance contract shall be deemed an Existing Reinsurance Agreement and Exhibit A shall be amended by the parties to include such reinsurance contract.

(c) In the event that following the date hereof, Cedent receives written notice from a reinsurer of a proposed increase in the reinsurance rates with respect to the Policies payable under any Existing Reinsurance, Cedent shall, as promptly as practicable, give to Captive, or ensure that Captive is given, written notice of such proposed rate increase and copies of any related written correspondence from the reinsurer under such Existing Reinsurance with respect to such proposed rate increase. Cedent shall consult with Captive with respect to the decision of whether to accept or negotiate such proposed rate increase; provided, that in light of the Quota Share, Captive may provide written recommendations regarding the decision of whether to accept or negotiate such proposed rate increase to the Cedent and, provided that such recommendations are in accordance with applicable Law, Cedent shall follow such recommendations. In furtherance of the foregoing (x) Cedent shall give to Captive, or ensure that Captive is given, a copy of any proposed written response or other material written communications to the reinsurer under such Existing Reinsurance with respect to such proposed rate increase and Captive shall have a reasonable opportunity to provide comments thereon, which comments shall be followed by Cedent, and (y) Cedent shall give to Captive, or ensure that Captive is given, reasonable prior written notice of the time and place when any meetings or telephone calls are scheduled with the reinsurer under such Existing Reinsurance with respect to such proposed rate increase and shall ensure that Captive has the opportunity to have representatives attend and participate in any such meeting or telephone call.

ARTICLE 4

PREMIUMS, ALLOWANCES AND COMMISSIONS

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

4.05 Premium Tax. For each Reporting Period, pursuant to the Funds Withheld Settlement, Captive shall pay to Cedent an amount equal to the Premium Tax for such Reporting Period.

4.06 Additional Considerations. For each Reporting Period, pursuant to the Funds Withheld Settlement, Cedent shall pay to Captive all of the premiums, considerations, fees and any other payments or other contract considerations, including, but not limited to, mortality and expense charges, revenue sharing and other fees payable with respect to Separate Accounts, from any source under or in connection with the Policies that were accrued by Cedent, net of amounts payable for Existing Reinsurance in respect of the Policies, and without duplication of Coinsurance Premiums and the Separate Account Net Policyholder Transfers (the “Additional Consideration”).

4.07 Assignment; Security Interest.

(a) Cedent hereby assigns, transfers and conveys to Captive, effective as of the Effective Date, all of the Cedent’s right, title and interest (legal, equitable or otherwise), if any, in and to the Coinsurance Premiums and Additional Consideration due or made on or after the Effective Date under the Policies. The Cedent and Captive hereby agree that, in connection with any termination of this Agreement, all of the Captive’s right, title and interest (legal, equitable or otherwise) in and to the Coinsurance Premiums and Additional Consideration shall be immediately assigned, transferred and conveyed to the Cedent without any further action by the parties hereto. Each party, as reasonably requested by the other from time to time, shall take all reasonably appropriate action and execute any reasonably necessary and appropriate additional documents, instruments or conveyances of any kind which may be reasonably necessary to carry out the provisions of this Section 4.07.

(b) The parties intend that at all times prior to the termination of this Agreement the Cedent’s assignment pursuant to Section 4.07(a) to be a present assignment of all of the Cedent’s rights, title and interest and not an assignment as collateral. However, to the extent that such assignment is not recognized as a present assignment, is not valid or is recharacterized as a pledge rather than a lawful conveyance to the Captive, the Cedent does hereby bargain, sell, convey, assign and otherwise pledge to the Captive, and grant a first priority security interest to the Captive in, all of the Cedent’s right, title and interest (legal, equitable or otherwise), if any, in and to all Coinsurance Premiums and Additional Consideration due or made on or after the Effective Date under the Policies (collectively, the “Collateral”) to secure all of the Cedent’s obligations under this Agreement.

(c) Upon the failure of the Cedent to fully perform any of its material obligations under this Agreement, which failure is not caused by the Captive and remains uncured ten (10) calendar days after written notice thereof is received by the Cedent, the Captive shall have, in addition to all other rights under this Agreement or under applicable Law, the following rights:

(i) the right to exercise all rights and remedies granted a secured party under the Uniform Commercial Code, as said code has been enacted in the State of Connecticut or any other applicable jurisdiction (the “UCC”), as though all the Collateral constituted property subject to a security interest under Article 9 thereof;

(ii) the right to set off against any of the Collateral any amounts owed by the Cedent to Captive;

(iii) the right to attorneys’ fees incurred in connection with the enforcement of this Agreement or in connection with the disposition of the Collateral; and (iv) the right to dispose of the Collateral, subject to commercial reasonableness.

(d) This Section 4.07 is being included in this Agreement to ensure that, if an insolvency or other court determines that, notwithstanding the provisions of this Agreement, and the intent of this Agreement, the Cedent retained ownership of or any rights in the Collateral, Captive’s rights to the Collateral are protected with a first priority, perfected security interest, and it is the intent of the parties that this Section 4.07 be interpreted as such.

(e) At or prior to the Effective Date, the Cedent shall file, and Captive is authorized to file, any and all financing statements reasonably requested by Captive in order to perfect Captive’s right title and interest under Article 9 of the UCC in and to the Collateral, and the Cedent shall do such further acts and things as Captive may reasonably request in order that the security interest granted hereunder may be maintained as a first priority perfected security interest; provided, that Captive shall be required to bear all out-of-pocket costs and expenses (including reasonable attorney’s fees) incurred by Cedent in connection with any such action or other thing requested by Captive.

ARTICLE 5

SETTLEMENT AND REPORTING

5.01 Funds Withheld.

(a) To secure the obligations of Captive under this Agreement, on the Closing Date Cedent shall establish and maintain a funds withheld account (the “Funds Withheld Account”) that is segregated from all other accounts of Cedent in an amount equal to the Initial Funds Withheld Amount and shall allocate thereto assets with a statutory book value equal to the Initial Funds Withheld Amount. Amounts in the Funds Withheld Account and the Separate Accounts shall be invested at the direction of Cedent pursuant to the procedures and Investment Guidelines specified in the Investment Management Agreement (Cedent). All assets held in the Funds Withheld Account shall be valued according to their statutory book value as determined pursuant to SAP. Cedent shall establish and maintain a funds withheld payable to Captive in the amount of the Funds Withheld Balance, while Captive shall establish and maintain a funds withheld receivable from Cedent in the amount of the Funds Withheld Balance.

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

[Information redacted here, because information is not material and would likely cause competitive harm if publicly disclosed]

5.02 Settlement Dates. The “Settlement Dates” corresponding to each Reporting Period shall be the dates which are thirty five (35) days following the last day in each of March, June, September and December, as applicable (or, if such date is not a Business Day, the first Business Day following such date). Settlement Dates for termination for non-payment or recapture shall be as outlined in Articles 7 and 8, as applicable.

5.03 Reporting. No later than five (5) days prior to each Settlement Date, Cedent shall send to Captive the calculations specified in Exhibit B and, upon Captive’s request, updated seriatim data files specified therein, and a quarterly report in the form set forth on Exhibit B (the “Reporting Period Report”) for the Reporting Period just completed. The Reporting Period Report shall be true, correct and complete in all material respects as of the date of any such report.

5.04 Penalty Interest. Interest at the Delinquency Rate shall be calculated from the day following the date such amount becomes due and payable to the day such amount is received, regardless of holidays and weekends. Any amounts and associated interest penalties that remain unpaid shall be carried forward into the next period’s interest penalty calculation.

5.05 Interim Cash Calls. All transactions related to the Policies are expected to be deposits to and/or withdrawals from the Funds Withheld Account. Such deposits and/or withdrawals can occur at any time during a Reporting Period notwithstanding the quarterly Funds Withheld Settlement process, and the Cedent may withdraw and/or deposit amounts to cover payments at any time that are reasonably expected to be required and related to the Policies (“Advance Payments”). The Funds Withheld Settlement will be adjusted accordingly to reflect such Advance Payments.

ARTICLE 6

POLICY CHANGES

Policies experiencing non-contractual replacements or non-contractual changes made in the terms and conditions of any Policy, other than changes mandated by applicable Law, shall be treated as surrendered unless Captive has provided Consent to each such change. Cedent agrees to give Captive at least thirty (30) days’ prior written notice of any proposed change in the terms and conditions of any Policy (including changes mandated by applicable Law), and Cedent shall not make any such change without receiving Captive’s Consent (unless required by applicable Law). Conversions of a Policy to another form of insurance in accordance with its terms or with the consent of Captive shall be reinsured hereunder and any such conversion shall considered to be a Policy hereunder.

ARTICLE 7

TERMINATION FOR NON-PAYMENT

7.01 Notice of Termination for Non-Payment. If Cedent fails to pay an amount due to Captive or the Funds Withheld Account by the date such amount is due (the “Nonpayment Date”), Captive will give Cedent notice that the reinsurance coverage hereunder shall terminate as of the Nonpayment Date if such overdue amount is not paid to Captive with interest at the Delinquency Rate within thirty (30) days from the date of such notice. If such notice has been given by Captive and such owed amount with interest at the Delinquency Rate is not paid to Captive within such thirty (30)-day period, all reinsurance coverage under this Agreement shall terminate as of, and Captive shall have no further liability from, the Nonpayment Date.

7.02 Payment Liability. Notwithstanding any termination under Section 7.01, Cedent shall remain liable to Captive for any unpaid amounts as of the effective date of such termination, plus interest at the Delinquency Rate to the date of payment.

7.03 Settlement on Termination. In the event of a termination under this Article 7, the parties shall settle the Termination Amount. If the Termination Amount is greater than zero, then Cedent shall remit such amount to Captive on or before the Termination Date; if the Termination Amount is less than zero, Captive shall remit such amount to Cedent on or before the Termination Date; provided, however, that under no circumstances may Cedent or Captive seek payment under the XOL Agreement in respect of the payment of the Termination Amount.

ARTICLE 8

RECAPTURE

Upon mutual written agreement of the Captive and Cedent, the Cedent may, after obtaining the approval or non-disapproval of the Applicable Authority of Cedent, recapture all Policies, effective as of the last day of a Reporting Period (a “Recapture”). Any recapture payment to be made between the parties shall be on terms mutually agreed.

ARTICLE 9

CREDIT FOR REINSURANCE

The parties intend that Cedent shall receive statutory reserve credit for the reinsurance ceded under this Agreement in respect of each Reporting Period in the amount of the Statutory Reserves. The parties intend that Cedent shall recognize reserve credit security collateral equal to the result of the Funds Withheld Balance calculated in respect of such Reporting Period, plus the XOL Asset Value calculated in respect of such Reporting Period. In the event that the Cedent Domicile disallows any portion of such credit for reinsurance or any portion of such reserve credit security collateral, Cedent and Captive shall have only those rights which are specifically set forth in this Agreement and the XOL Agreement. All of the foregoing provisions of this Article 9 are to be applied without diminution because of insolvency on the part of either Cedent or Captive.

ARTICLE 10

INSOLVENCY

10.01 Payment of Benefits under an Insolvency. In the event of the insolvency of Cedent, all reinsurance made, ceded, renewed or otherwise becoming effective under this Agreement shall be payable by Captive directly to Cedent or to its statutory liquidator, receiver or statutory successor on the basis of the liability of Cedent under the Policies without diminution because of the insolvency of Cedent, except where (a) the Policy specifically provides another payee of such reinsurance in the event of such insolvency or (b) Captive, with the consent of the direct insured or insureds, has assumed such policy obligations of the Cedent as direct obligations of Captive to the payees under such Policies and in substitution for the obligations of Cedent to such payees.

10.02 Required Notice of and Defense against Claims. In the event of the insolvency of Cedent while reinsurance as to any Policy is in effect under this Agreement, the conservator, liquidator, receiver or statutory successor of Cedent shall give Captive written notice of the pendency of a claim against Cedent on a Policy within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of any such claim, Captive may, at its own expense, investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses which Captive may deem available to Cedent or its conservator, liquidator, receiver or statutory successor. The expense thus incurred by Captive shall be payable, subject to court approval, out of the estate of Cedent as a part of the expense of conservation or liquidation to the extent of a proportionate share of the benefit which may accrue to Cedent in conservation or liquidation solely as a result of the defense undertaken by Captive. Where two or more reinsurers are involved in the same claim and a majority in interest elects to interpose the defense to such claim, the expense shall be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the insolvent Cedent.

ARTICLE 11

DISPUTE RESOLUTION

11.01 Arbitration of Disputes.

(a) As a condition precedent to any right of action arising under this Agreement, any dispute arising out of or relating to the interpretation, performance or breach of this Agreement, as well as the formation and/or validity thereof, whether arising before or after termination of this Agreement, shall be referred to and resolved in binding arbitration in accordance with the following provisions. Each party may request arbitration in writing, such request to be using the notice provisions set forth in Section 13.10.

(b) Such dispute shall be resolved by binding arbitration to be conducted before JAMS in accordance with the provisions of JAMS’ Comprehensive Arbitration Rules and Procedures as in effect at the time of the arbitration.

(c) The arbitration shall be held before a single arbitrator appointed by JAMS, in accordance with its rules, who has at least ten (10) years’ experience in the insurance or reinsurance industry and who is not an Affiliate of any party to such arbitration and does not have any potential for bias or conflict of interest with respect to either of the parties hereto, directly or indirectly, by virtue of any direct or indirect financial interest, family relationship or close friendship.

(d) The parties, any arbitrator, and their agents or representatives, shall keep confidential and not disclose to any non-party the existence of the arbitration, non-public materials and information provided in the arbitration by another party, and orders or awards made in the arbitration (together, the “Arbitration Confidential Information”). If a party or an arbitrator wishes to involve in the arbitration a non-party-including a fact or expert witness, stenographer, translator, or any other person—the party or arbitrator shall make reasonable efforts to secure the non-party’s advance agreement to preserve the confidentiality of the Arbitration Confidential Information. This Section 11.01(d) survives termination of this Agreement and of any arbitration brought pursuant to this Agreement. This Section 11.01(d)

may be enforced by an arbitral tribunal or any court of competent jurisdiction, and an application to a court to enforce this Section 11.01(d) shall not waive or in any way derogate from the agreement to arbitrate. The parties shall attempt to file arbitration papers “under seal” or under similar designation to preserve and ensure the confidential nature of the proceeding.

(e) The arbitrator’s decision and award in any such arbitration shall be made and delivered within thirty (30) calendar days after the conclusion of the evidentiary hearings.

(f) The arbitrator shall be relieved of all judicial formality and shall not be bound by rules of procedure and evidence. The arbitration shall take place in Hartford, Connecticut unless otherwise agreed between the parties to the arbitration. The decision of the arbitrator when rendered in writing shall be final and binding. The arbitrator is empowered to grant interim relief as it may deem appropriate. Judgment upon the award may be entered in any court having jurisdiction thereof.

(g) Each party to the arbitration shall bear, jointly and equally with the other parties to the arbitration, the costs of JAMS (including those of the arbitrator) incurred in connection with any arbitration. The arbitrator will allocate the remaining costs of the arbitration. The arbitrator may, at its discretion, award such further costs, interest and expenses as it considers appropriate, including without limitation, legal fees, provided, however, that the arbitrator shall not award punitive, exemplary or consequential damages.

11.02 Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties, the parties expressly agree that all terms and provisions hereof shall be governed by, and construed in accordance with, the laws of the State of Connecticut applicable to contracts made and to be performed, and to transactions wholly consummated within that State.

ARTICLE 12

DAC TAX ELECTION

Cedent and Captive each represent and warrant that it is subject to taxation under Subchapter “L” of the Internal Revenue Code of 1986 (as amended). With respect to this Agreement, Cedent and Captive agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations issued December 1992 whereby: (a) each party agrees to attach a schedule to its federal income tax return which identifies this Agreement for which the joint election under the regulation has been made; (b) the party with net positive consideration (as defined in the regulation promulgated under Section 848 of the Internal Revenue Code of 1986, as amended) for this Agreement for each taxable year agrees to capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1); (c) each party agrees to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency; and (d) this election shall be effective for the year that this Agreement was entered into and for all subsequent years that this Agreement remains in effect.

ARTICLE 13

GENERAL PROVISIONS

13.01 Entire Agreement. This Agreement supersedes any and all prior discussions and understandings between the parties and, upon its execution, constitutes the sole and entire Agreement with respect to the reinsurance provided hereunder. There are no understandings between the parties other than as expressed in this Agreement. Any waiver shall constitute a waiver only in the circumstances for which it was given and shall not be a waiver of any future circumstance.

13.02 Inspection of Records. Either party, their respective employees or authorized representatives (including Retrocessionaire), may audit, inspect and examine, during regular business hours, at the home office of either party, any and all books, records, statements, correspondence, reports, trust accounts and their related documents or other documents that relate to the policies covered hereunder. The audited party agrees to provide a reasonable work space for such audit, inspection or examination and to cooperate fully and to faithfully disclose the existence of and produce any and all necessary and reasonable materials requested by such auditors, investigators, or examiners. The party performing a routine audit shall provide five (5) Business Days’ advance notice to the other party and shall perform such an audit no more than once per year, unless the other party has materially breached this Agreement and such breach is continuing. The expense of the respective party’s employee(s) or authorized representative(s) engaged in such activities will be borne solely by such party.

13.03 Severability. If any term or provision under this Agreement shall be held or made invalid, illegal or unenforceable by a court decision, statute, rule or otherwise, such term or provision shall be amended to the extent necessary to conform with the law and all of the other terms and provisions of this Agreement shall remain in full force and effect. If the term or provision held to be invalid, illegal or unenforceable is also held to be a material part of this Agreement, such that the party in whose favor the material term or provision was stipulated herein would not have entered into this Agreement without such term or provision, then the party in whose favor the material term or provision was stipulated shall have the right, upon such holding, to terminate this Agreement.

13.04 Enforcement of Rights; Power of Attorney; Acknowledgement. Except as otherwise provided herein, nothing in this Agreement will confer any rights upon any third party, including without limitation, any insured, policy owner, agent, beneficiary or assignee. Cedent further agrees that it will not seek to join Captive as a party to any litigation between any third party and Cedent.

13.05 Offset. Any payment obligations, debts or credits, in favor of or against either Captive or Cedent under or with respect to this Agreement, whether matured, unmatured, liquidated or unliquidated, are deemed mutual debts or credits and shall automatically, without any further action required of either party, be offset, and only the balance shall be allowed or paid. The function of this Section 13.05, including the automatic nature of offset, will not be affected or diminished because of the insolvency of either party. As an explicit statement of the parties’ mutual intent, and notwithstanding any other term or condition of this Agreement, there shall be no obligation under this Agreement on the part of either party to actually transfer to the other party any amount which would otherwise be netted to zero pursuant to this Section 13.05.

13.06 Currency. All payments (including but not limited to all premiums and benefits payable) under this Agreement shall be payable in Dollars.

13.07 Errors and Omissions. Unintentional clerical errors, omissions or misunderstandings in the administration of this Agreement by either Cedent or Captive shall not invalidate the reinsurance hereunder; provided, that the error, omission or misunderstanding is corrected promptly after discovery. Both companies shall be restored, to the extent possible, to the position they would have occupied had the error, omission or misunderstanding not occurred, but the liability of Captive under this Agreement shall in no event exceed the limits specified herein.

13.08 Exhibits and Section Headings. Exhibits attached hereto are made a part of this Agreement. Section headings are provided for reference purposes only and are not made a part of this Agreement.

13.09 Policy Administration. Cedent shall, or shall cause its designee to, administer the Policies and perform all underwriting, administration, claims and accounting for the Policies. Cedent will administer, or will cause the Policies to be administered, in accordance with applicable Law, with reasonable care, skill, diligence and prudence in good faith compliance with the terms of this Agreement and in a manner consistent with practices and procedures followed by persons with experience in the administration of annuities and reinsurance businesses, using a degree of skill and attention no less than that which Cedent exercises with respect to comparable services it performs for itself with respect to business it does not reinsure. Cedent will not change its claims paying, underwriting or administrative practices with respect to the Policies in a manner reasonably expected to adversely affect the rights, remedies and position of Captive in any respect without the Consent of Captive.

13.10 Notices. Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing (including by electronic transmission) and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or email with PDF attachment, as follows:

If to Cedent:	If to Captive:

PHL Variable Insurance Company	Concord Re, Inc.

One American Row	One American Row

P.O. Box 5056	P.O. Box 5056

Hartford, Connecticut 06102	Hartford, Connecticut 06102

Attention: General Counsel	Attention: General Counsel

Email: kcheliotis@nsre.com	Email: kcheliotis@nsre.com

Any party hereto may change its address (street or email) or facsimile or telephone number for notices and other communications hereunder by written notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

13.11 Amendments and Consents.

(a) This Agreement shall not be amended or modified and the terms hereof shall not be waived, except, in each case, by written agreement, signed by duly authorized officers of both parties, with the Consent of the Applicable Authority of each of Cedent and Captive, and, where required pursuant to the XOL Agreement, with the Consent of Retrocessionaire, and any amendment made without such written agreement and Consent shall be void and of no effect.

(b) Cedent and Captive agree and acknowledge that any Consent sought from Captive by Cedent hereunder may not be granted by Captive without Retrocessionaire’s Consent being provided to Captive in advance thereof.

13.12 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or email with PDF attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

13.13 Assignment. Neither Cedent nor Captive may assign any of its rights or obligations under this Agreement without the Consent of the other party and, if required by law, the prior written approval of the Applicable Authority of each of Captive and Cedent. Any purported assignment of this Agreement without the Consent of the other party shall be null and void. Notwithstanding the preceding, Cedent acknowledges that Captive has assigned to Retrocessionaire its rights to enforce this Agreement and that Retrocessionaire is an express third-party beneficiary of this Agreement.

13.14 Consents. Cedent and Captive agree that all consents, approvals, acceptances, opportunities to object, discretionary actions or similar actions reserved to Captive under the terms of this Agreement shall be subject to the provisions of the XOL Agreement.

13.15 Confidentiality. Each of Cedent and Captive agrees to protect and hold all nonpublic personal policyholder information provided to such party by the other party in conjunction with this Agreement in strict confidence and to take reasonable steps necessary to protect the nonpublic personal information from unauthorized or inadvertent disclosure. Nonpublic personal information includes health information, financial information and other information provided to Captive or Cedent by the other party in conjunction with carrying out Captive’s or Cedent’s obligations under this Agreement. Each of Cedent’s and Captive’s obligation to maintain the confidentiality of nonpublic personal policyholder information provided to such party by the other party shall survive termination of this Agreement and shall remain in effect for as long as the nonpublic personal information remains in such party’s possession.

(remainder of page intentionally left blank)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PHL VARIABLE INSURANCE COMPANY

By:	/s/ Phillip J. Gass
Name:	Phillip J. Gass
Title:	President and Chief Executive Officer

By:	/s/ Kostas Cheliotis
Name:	Kostas Cheliotis
Title:	Vice President, General Counsel and Secretary

CONCORD RE, INC.

By:	/s/ Phillip J. Gass
Name:	Phillip J. Gass
Title:	President and Chief Executive Officer

By:	/s/ Kostas Cheliotis
Name:	Kostas Cheliotis
Title:	Vice President, General Counsel and Secretary

[Signature Page to Coinsurance Agreement]